UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IEC Electronics Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 44949L105	13D
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
710,960 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
710,960 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,960 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 10,055,267 shares of common stock, par value $0.01 per share, outstanding as of August 1, 2014, as reported in the Form 10-Q for the quarterly period ended June 27, 2014 of IEC Electronics Corp.

	CUSIP No. 44949L105	13D
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
710,960 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
710,960 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,960 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 10,055,267 shares of common stock, par value $0.01 per share, outstanding as of August 1, 2014, as reported in the Form 10-Q for the quarterly period ended June 27, 2014 of IEC Electronics Corp.

	CUSIP No. 44949L105	13D
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
710,960 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
710,960 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,960 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 10,055,267 shares of common stock, par value $0.01 per share, outstanding as of August 1, 2014, as reported in the Form 10-Q for the quarterly period ended June 27, 2014 of IEC Electronics Corp.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on February 13, 2014, as amended on May 28, 2014 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Accounts using the investment capital of the Accounts. The aggregate purchase price of the 710,960 shares of Common Stock acquired was approximately $2,702,000 (including brokerage commissions and transaction costs).

Item 4.  Purpose of Transaction.

Item 4 is amended to add the following:

On August 14, 2014, Vintage Capital sent a letter to the Board of Directors of the Issuer. The letter is attached to this Statement as Exhibit 2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are amended and restated as follows:

(a) and (b)         The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the close of business on August 13, 2014, Vintage Capital beneficially owned 710,960 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 10,055,267 shares of Common Stock outstanding as of August 1, 2014, as reported in the Form 10-Q for the quarterly period ended June 27, 2014 of the Issuer.

Vintage Capital serves as investment adviser to the Accounts, and may be deemed to have beneficial ownership over the shares of Common Stock held for the Accounts.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)        Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

Item 7.  Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
2	Letter to the Board of Directors of IEC Electronics Corp., dated August 14, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2014

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Capital	06/24/14	Purchase	7,267	4.2754	Open Market
Vintage Capital	06/26/14	Purchase	15,578	4.3999	Open Market
Vintage Capital	06/27/14	Purchase	47,942	4.3784	Open Market

EXHIBIT INDEX

Exhibit Number	Description
2	Letter to the Board of Directors of IEC Electronics Corp., dated August 14, 2014.

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